

October 13, 2011

Via Facsimile
Douglas C. Jeffries
Executive Vice President and Chief Financial Officer
Taleo Corporation
4140 Dublin Boulevard, Suite 400
Dublin, California 94568

     Re: Taleo Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 28, 2011
           Form 10-Q for the Quarterly Period Ended June 30, 2011
           Filed August 8, 2011
           File No. 000-51299

Dear Mr. Jeffries:

     We have reviewed your letter dated September 28, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 14, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Litigation, page 98

1.   You indicate in response to prior comments 1 and 2 that, at the time of the filing of your 2010 Form 10-K, you did not believe that a loss from any legal proceeding was reasonably estimable, reasonably likely to occur, or material. Please further explain the basis for this assertion for each of your legal proceedings or unasserted claims that were probable of being asserted. As part of your response, please also address the following:

   • For those legal proceedings and unasserted claims for which you concluded that you cannot estimate the reasonably possible additional loss or range of loss, please explain: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible losses for disclosure purposes and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes;

   • In regard to the Kenexa litigations, you disclose in your Form 10-K that you had engaged in settlement discussions, although no settlement had been reached. We note that a settlement was reached on June 28, 2011. Describe the nature and timing of events leading up to the settlement, including the status of the settlement discussions at the date of filing your Form 10-K and Form 10-Q for the quarterly period ended March 31, 2011. Tell us what consideration you gave to at least disclosing a range of the reasonably possible settlement; and

   • In regard to the Transportation Security Administration investigation, we note that a preliminary settlement was reached in the third quarter of 2011. Describe the nature and timing of events leading up to the settlement, including the status of the settlement discussions at the date of filing your Form 10-K and Form 10-Q for the quarterly period ended March 31, 2011. Tell us what consideration you gave to at least disclosing a range of the reasonably possible settlement.

Please include any changes to your proposed disclosures in your response. You may provide these disclosures on an aggregated basis.

You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant